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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sagent Advisors Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 24th floor
(No. and Street)

New York, (City) New York (State) 10171 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan (212) 904-9477
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

RECEIVED MAR 01 2005 WASH, D.C.

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Scott D. Kaplan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sagent Advisors Inc. as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott D. Kaplan
Senior Vice President & Chief Financial Officer

Subscribed to before me this
24th day of February, 2005.

Notary Public

FRANCINA MEJIA
Notary Public, State of New York
No. 01ME6013783
Qualified in Nassau County
Commission Expires 09/28/2006

SAGENT ADVISORS INC.
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. ("the Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2005

SAGENT ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	4,957,576
Accounts receivable		28,528
Security deposit		900,000
Property and equipment, net accumulated depreciation of $154,021		519,171
Prepaid and other assets		210,200
Total assets	$	6,615,475

LIABILITIES AND STOCKHOLDERS' DEFICIT

LIABILITIES:		
Accounts payable	$	315,996
Accrued expenses		3,506,807
Deferred revenue		158,332
Total liabilities		3,981,135
REDEEMABLE PREFERRED STOCK, $0.01 par value, 20,000 shares authorized, 7,500 shares issued and outstanding (liquidation value of $7,948,067)		7,224,336
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDERS' DEFICIT:		
Common stock, $0.01 par value, 10,000 shares authorized, 5,000 issued and outstanding		50
Additional paid-in capital		4,927,976
Accumulated deficit		(9,518,022)
Total stockholders' deficit		(4,589,996)
Total liabilities and stockholders' deficit	$	6,615,475

See notes to statement of financial condition.

SAGENT ADVISORS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2004

1. ORGANIZATION

Sagent Advisors Inc. ("Sagent" or the "Company") a Delaware corporation, was incorporated on September 11, 2003. The Company was formed for the primary purpose of providing investment banking financial advisory services to businesses in connection with mergers, acquisitions and other extraordinary corporate transactions. The Company may also act as an advisor in connection with corporate restructurings, as a placement agent in private placements of debt and equity securities, and as an advisor in raising funds for private equity firms. The Company focuses on providing advice to middle market companies, but also provides services to emerging growth and large companies. On May 24, 2004, the Company successfully completed its broker-dealer registration process and became a member of the National Association of Securities Dealers, Inc. As of December 31, 2004, the Company was no longer considered a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the accrual for employee incentive compensation. Actual results could differ from these estimates.

Fair Value of Financial Instruments—The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, prepaid and other assets, accounts payable and accrued expenses approximates their fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market investments which are primarily held at one major U.S. financial institution.

Allowance for Doubtful Accounts—The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, no such allowance has been recorded.

Property and Equipment and Internal Use Software—Property and equipment consist of furniture, equipment, leasehold improvements, computer hardware and software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant furniture and equipment, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease. The cost of maintenance and repairs are charged to expenses as incurred.

The Company has adopted Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development

costs and are included in property and equipment in the accompanying statement of financial condition. Amortization of the computer software will begin when the software is ready for its intended use.

Impairment of Long-Lived Assets—The Company periodically assesses the likelihood of recovering the cost of long-lived assets based on its expectations of future profitability and undiscounted cash flows. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property and equipment and other long-lived assets.

Revenue Recognition—The Company recognizes revenues in accordance with Securities Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB No. 101"), which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is assessed as probable. Revenues include fees earned from providing merger and acquisition and other financial advisory services ("Advisory Fees") and fees earned from the private placement of securities ("Private Placement Fees"). Advisory Fees include retainers, which are recognized as earned over the period in which the related services are rendered, as well as success fees, which are due and recognized pursuant to the terms of the engagement at the completion of a transaction. Private Placement Fees are recorded at the time each private placement is completed and the income is reasonably determinable.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company that are directly related to the execution of transactions. Expenses are reported net of such client expense reimbursements.

Deferred Revenues—Deferred revenues represent fees received from clients prior to services being rendered.

Income Taxes—The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*. Deferred income taxes are recorded by applying enacted statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

3. PROPERTY AND EQUIPMENT

As of December 31, 2004, property and equipment consist of the following:

Computer hardware and software	$ 384,509
Office equipment	195,676
Internal use software	55,450
Leasehold improvements	28,104
Furniture and fixtures	9,453
	673,192
Less: accumulated depreciation and amortization	154,021
	$ 519,171

4. ACCRUED EXPENSES

As of December 31, 2004, accrued expenses consist of the following:

Accrued compensation and benefits	$ 2,860,000
Deferred rent	399,311
Accrued professional fees	92,152
Other	155,344
	$ 3,506,807

5. REDEEMABLE PREFERRED STOCK

On November 12, 2003, the Company entered into an agreement (the "Subscription Agreement") with a third party institutional investor (the "Purchaser"), whereby, subject to certain conditions, the Purchaser agreed to purchase a total of 7,500 shares of the Company's Series A Redeemable Preferred Stock (the "Preferred Stock") and warrants to purchase 555 shares of the Company's common stock (the "Warrants") for an aggregate purchase price of $7,500,000.

On November 12, 2003, concurrently with signing the Subscription Agreement, the Company closed into escrow 2,500 shares of Preferred Stock and 185 Warrants in exchange for the Purchaser closing into escrow an aggregate purchase price of $2,500,000 (the "First Closing"). In accordance with the Subscription Agreement, proceeds in escrow from the First Closing were released from escrow in installments provided for in the Subscription Agreement as the Company demonstrates its having spent or irrevocably committed to spend a certain amount of proceeds from the sale of shares of its common stock. The closing of the sale of the remaining 5,000 shares of Preferred Stock and 370 Warrants (the "Second Closing") was subject to, among other things, the Company's registration as a broker-dealer and the sale of an aggregate amount of 5,000 shares of the Company's common stock, including shares issued as of December 31, 2003, for not less than $5,000,000.

On December 22, 2003, 1,000 shares of Preferred Stock and 74 of the Warrants from the First Closing (the "First Closing Tranche A") were released from escrow and issued to the Purchaser generating available proceeds to the Company of $1,000,000 from restricted cash. The Warrants were valued at approximately $74,000 using the Black-Scholes option-pricing model and allow the Purchaser to purchase up to an additional 74 shares of the Company's common stock at an exercise price of $0.01 per share, exercisable in whole or in part through November 12, 2013. The net proceeds from the First Closing Tranche A were allocated to the 1,000 shares of Preferred Stock and 74 Warrants based on their relative fair values creating a discount of $68,901 for the Warrants which was recorded in additional paid-in capital in December 2003.

In two separate closings in February and March 2004, ("First Closing Tranche B and C") the remaining 1,500 shares of Preferred Stock and 111 Warrants from the First Closing were released from escrow and issued to the Purchaser generating available proceeds to the Company of $1,500,000. The Warrants were valued at approximately $111,000 using the Black-Scholes option-pricing model and allow the Purchaser to purchase up to an additional 111 shares of the Company's common stock at an exercise price of $0.01 per share, exercisable in whole or in part through November 12, 2013. The net proceeds from the First Closing Tranche B and C were allocated to the 1,500 shares of Preferred Stock and 111 Warrants based on their relative fair values creating a discount of $103,352 for the Warrants which was recorded in additional paid-in capital in 2004.

In connection with the First Closing, the Company incurred issuance costs of $308,745, which reduced the carrying value of the Preferred Stock and is being accreted through November 12, 2008, the earliest redemption date.

On June 10, 2004, after the Company's registration as a broker-dealer in May 2004 (Note 1), the issuance of convertible notes (Note 6), and satisfying certain other conditions of the Subscription Agreement, 5,000 shares of Preferred Stock and 370 of the Warrants from the Second Closing were issued to the Purchaser generating proceeds to the Company of $5,000,000. The Warrants were valued at approximately $370,000 using the Black-Scholes option-pricing model and allow the Purchaser to purchase up to an additional 370 shares of the Company's common stock at an exercise price of $0.01 per share, exercisable in whole or in part through November 12, 2013. The net proceeds from the Second Closing were allocated to the 5,000 shares of Preferred Stock and 370 Warrants based on their relative fair values creating a discount of $344,507 for the Warrants which was recorded in additional paid-in capital in June 2004.

In connection with the Second Closing, the Company incurred issuance costs of $38,894, which reduced the carrying value of the Preferred Stock and is being accreted through November 12, 2008, the earliest redemption date.

The following is a summary of the rights and preferences of the Preferred Stock pursuant to the Company's First Restated Certificate of Incorporation (the "Certificate of Incorporation"):

Redemption—Holders of two-thirds of the Preferred Stock have the right to require the Company to redeem all outstanding shares of Preferred Stock at any time after November 12, 2008 at a redemption price per share equal to the Series A Liquidation Value, as defined in the Certificate of Incorporation.

Dividends—The holders of the Preferred Stock are entitled to a dividend each year equal to a percentage of the Company's earnings before interest expense, taxes and bonuses, when and if declared by the board of directors. Dividends are payable at the same time as bonuses paid to certain members of the Company's management.

Liquidation—In the event of liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive in preference to all holders of other classes of stock their Series A Payment, if any, plus the Series A Liquidation Value per share, each as defined in the Certificate of Incorporation.

Call Right—The Company shall have the right to repurchase, at its option, all or any portion of the outstanding shares of Preferred Stock after June 30, 2009 or earlier under certain circumstances, at a price per share equal to the Series A Call Value, as defined in the Certificate of Incorporation.

Voting—Holders of Preferred Stock generally have no voting rights for matters submitted to common stockholders for vote, however certain actions of the Company require approval of two-thirds of Preferred Stockholders.

Additionally, as the original redemption price exceeds the recorded amount of the Preferred Stock, the Company is accreting the difference on a straight-line basis which approximates the effective interest method over the period from the date of issuance until November 8, 2008, the earliest redemption date. For the year ended December 31, 2004, accretion for the discount associated with the warrants, issuance costs and the Preferred Stock cumulative annual yield was $577,089, which has been charged to additional paid-in capital.

6. STOCKHOLDERS' EQUITY

Common Stock—During 2004, the Company sold an aggregate of 2,221.90 shares of its common stock to certain individuals of the Company's management generating proceeds of $2,221,900.

As a condition of the Second Closing, on June 10, 2004, the Company issued Convertible Promissory Notes (the "Notes") to certain members of management, generating $1,778,100 of proceeds. In August 2004, the Company repaid $277,750 of principal on the Notes. The Notes paid interest quarterly at a rate of prime plus two percent. On December 21, 2004, all holders of Notes exercised their right to convert the remaining $1,500,350 outstanding principal balance of the Notes into 1,500.35 shares of common stock, at a conversion price of $1,000 per share.

As of December 31, 2004, 4,445 shares of common stock are available for future issuance.

Management Equity Plan —Pursuant to a Management Equity Plan (the "MEP"), the Company may offer eligible persons in management ("Senior Executive"), subject to certain limitations, the opportunity to purchase shares of the Company's common stock at fair value. The MEP is administered by the Board of Directors. As of December 31, 2004, the Company has extended a promise to a certain employee which provide that such employee, will become eligible to participate in the MEP, and purchase 83.325 shares of the Company's common stock upon the resolution of certain contingencies. As of December 31, 2004, there were no options granted under the MEP.

Subject to the provisions of the MEP Plan, at any time after the second anniversary of the initial purchase of shares by a Senior Executive, the Company shall have a call right, exercisable at any time after the second anniversary of such initial purchase or under certain circumstances, with respect to all or any portion of the shares beneficially owned by such Senior Executive. Upon the exercise of such call right, the Company shall pay the Senior Executive a purchase price per share of the greater of the book value per share at such date or the purchase price per share paid by the Senior Executive.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases—In December 2003, the Company entered into noncancelable operating lease for its office space commencing on January 9, 2004, which expires on January 8, 2009. In addition, the Company is subject to certain noncancelable operating leases for office equipment. As of December 31, 2004, future minimum payments under operating leases are as follows:

2005	$ 1,514,766
2006	1,514,766
2007	1,491,523
2008	1,489,410
2009	32,030
	$6,042,495

Included in security deposit on the accompanying statement of financial condition is a $900,000 security deposit for the office lease.

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2004.

8. CONCENTRATIONS

Major Customers

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had two clients account for 100% (89.5% and 10.5% respectively) of its accounts receivable at December 31, 2004.

Cash Concentrations

The Company maintains cash balances with a commercial bank. From time to time, the Company maintains cash balances in excess of Federally insured amounts. The Company performs periodic evaluations of the relative credit standing of this financial institution.

9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 12.5% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2004, the Company had net capital of $976,441, which was in excess of its statutory requirements by $478,799, and its ratio of aggregate indebtedness to net capital was 4.08 to 1. Commencing in May 2005, the Company has to maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2005

Sagent Advisors Inc.
299 Park Avenue
New York, New York 10171

In planning and performing our audit of the financial statements of Sagent Advisors Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP